Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Broadcom Corporation

Commission File No.: 000-23993

Subject Company: Broadcom Corporation

The following is the text of a “Frequently Asked Questions” communication made available to the employees of Broadcom Corporation on June 17, 2015.

Disclaimer:	These Q&As discuss the treatment of Broadcom equity issued through Broadcom’s equity programs and the treatment of regular shares of Broadcom Common Stock held by employees. These Q&As do not apply to equity that is subject to specific Change in Control agreements or to RSUs granted under the Special Retention Program (with 3-year cliff vesting schedules). Also, certain exceptions to these Q&As may apply for employees or former employees who were granted equity in China or Denmark. Future communications for these exceptions will be sent directly to affected employees, if applicable.

Q1.	What happens to my unvested Broadcom Restricted Stock Units (“RSUs”)?

A:	All Broadcom RSUs that are unvested and outstanding immediately prior to the closing of the acquisition, with the exception of RSUs held by certain executives and non-employees, will be assumed by Avago as of the closing date and converted into RSUs of Pavonia Limited, a limited company incorporated under the laws of the Republic of Singapore (“HoldCo”), which will be the surviving holding company following the transactions with Avago. Following the assumption of your Broadcom RSUs, you will hold a number of HoldCo RSUs equal to the sum of:

(i)	the product of (A) the number of Broadcom RSUs held by you and (B) 0.2189; and

(ii)	the product of (A) the number of Broadcom RSUs held by you and (B) the quotient obtained by dividing $27.25 by an average of Avago stock prices prior to the closing, which price is referred to as the “Avago Measurement Price”.

The result will be rounded down to the nearest whole share.

Each converted HoldCo RSU will continue to vest on the same schedule as the Broadcom RSU from which it was converted and will continue to be governed by the original terms of the Broadcom Equity Plan and Broadcom RSU Agreement(s) under which it was originally granted.

Q2.	Can you give me an example of the conversion of my unvested Broadcom RSUs to HoldCo RSUs?

A:	As of the closing date, assume you hold 160 outstanding and unvested Broadcom RSUs and assume the Avago Measurement Price is $142. The unvested RSUs would be assumed by Avago and converted into HoldCo RSUs based on the formula described above yielding 65 HoldCo RSUs with the same terms and remaining vesting schedule as the original Broadcom RSU award.

Broadcom Unvested RSU Conversion: [160 * 0.2189] + [160 *(27.25/142)] = 65.73, which rounds down to 65

Q3.	Will my unvested RSUs continue to vest following termination if my employment is terminated after the acquisition closes?

A:	No. Generally, subject to the terms of any applicable agreements, unvested equity is cancelled and forfeited when you voluntarily or involuntarily terminate employment.

Q4.	What happens to my unexercised in-the-money vested Broadcom stock options?

A:	Each such Broadcom in-the-money vested stock option that is unexercised and outstanding as of immediately prior to the closing will be cancelled in exchange for a cash payment equal to (i) the number of Broadcom shares subject to such vested, unexercised, outstanding option multiplied by the sum of (A) $27.25 and (B) 0.2189 multiplied by the Avago Measurement Price, minus (ii) the aggregate exercise price.

Each vested underwater Broadcom stock option that is unexercised and outstanding as of immediately prior to the closing will be cancelled and will terminate in its entirety upon the closing and the holder will not be entitled to receive any consideration with respect to such cancelled stock option.

Q5.	What will happen to my contributions to Broadcom’s Employee Stock Purchase Plan (“Broadcom ESPP”)?

A:	Broadcom’s ESPP program will terminate effective as of immediately prior to the closing date. Prior to the termination of the Broadcom ESPP, all payroll deductions for the then-ongoing offering period will automatically be applied to the purchase of Broadcom Common Stock immediately prior to the closing date. The purchase price for these shares will be equal to eighty-five percent (85%) of the lower of (i) the fair market value of Broadcom Common Stock on your applicable entry date into the offering period or (ii) the fair market value of Broadcom Common Stock immediately prior to the acquisition closing date.

Q6.	Does Avago have an Employee Stock Purchase Plan?

A:	Yes. More details will be provided about Avago’s compensation and benefits programs as we get closer to the acquisition closing date.

Q7.	I currently hold shares of Broadcom Common Stock, can I sell them before the acquisition close date?

A:	Broadcom will continue to be traded on the open market at market prices until the deal closes. If you hold shares of Broadcom Common Stock, you can sell them on the market at any time before the deal closes (subject to the Broadcom Insider Trading Policy, including any trading windows that may be applicable to you).

PLEASE NOTE THAT ADDITIONAL FAQS CONCERNING THE MERGER CONSIDERATION FOR HOLDERS OF BROADCOM LONG SHARES AND FAQS CONCERNING TAX ISSUES WILL BE AVAILABLE SOON.

Forward Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Broadcom’s current expectations, estimates and projections about its business and industry, management’s beliefs, and certain assumptions made by Broadcom and Avago, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to, references to the anticipated benefits of the proposed transaction and the expected date of closing of the transaction. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement.

Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Avago or Broadcom for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Avago or Broadcom; (5) the ability of Avago and Broadcom to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the transaction; and (10) legislative, regulatory and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. The forward-looking statements in this document speak only as of this date. Neither Broadcom nor Avago undertake any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Broadcom’s overall business, including those more fully described in Broadcom’s filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended December 31, 2014, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Avago’s overall business and financial condition, including those more fully described in Avago’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended November 2, 2014, and its quarterly reports filed on Form 10-Q for its current fiscal year. The forward-looking statements in this document speak only as of date of this document. We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.

Additional Information And Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of each of Broadcom and Avago for their consideration. Pavonia Limited (“Holdco”) and Safari Cayman L.P. (“New LP”) will file with the SEC a Registration Statement on Form S-4 which will include the joint proxy statement of Avago and Broadcom and also constitute a prospectus of Holdco and New LP. Each of Broadcom and Avago will provide the joint proxy statement/prospectus to their respective shareholders. Broadcom and Avago also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Broadcom or Avago may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BROADCOM AND AVAGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME

AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties on Broadcom’s Investor Relations website (www.broadcom.com/investors) (for documents filed with the SEC by Broadcom) or Avago Investor Relations at (408) 435-7400 or investor.relations@avagotech.com (for documents filed with the SEC by Avago, Holdco or New LP).

Participants in the Solicitation

Broadcom, Avago, Holdco and New LP and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Broadcom and Avago shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Broadcom and Avago shareholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Broadcom’s executive officers and directors in its definitive proxy statement filed with the SEC on March 27, 2015. You can find more detailed information about Avago’s executive officers and directors in its definitive proxy statement filed with the SEC on February 20, 2015. Additional information about Broadcom’s executive officers and directors and Avago’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available.

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